R. MICHAEL JACKSON
                               Attorney at Law
                        165 S. Union Blvd., Suite 705
                              Lakewood, CO 80228
                               (303) 969-0808


March 20, 2000

Securities and Exchange Commission
450 5th Street NW
Washington, D.C., 20549

     Re: Uptown Restaurant Group, Inc. Form 10SB Registration Statement File No. 1-15711

To Whom It May Concern:

     On behalf on my client, Uptown Restaurant Group, Inc., I am requesting that the Form 10SB previously filed on its behalf (File No. 1-15711) be withdrawn, pursuant to Regulation Section 230.477(a).

     The reason for this request is that Uptown Restaurant Group, Inc., has filed a Form SB-2 Registration Statement (File No. 333-32260) and, in the interests of economy of time and effort, will be filing a Form 8-A instead of pursuing registration of the 10SB.

     Thank you for your cooperation in this matter.

                              Sincerely,



                              R. Michael Jackson